SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 1
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                          CRI HOTEL INCOME PARTNERS, LP
                            (Name of Subject Company)

     MPF-NY 2007, LLC; Moraga Gold, LLC; Steven Gold; MPF Badger Acquisition Co., LLC; MPF Senior Note Program I, LP; MPF DeWaay Fund 4, LLC; MP Income Fund
 11, LP; MP Income Fund 12, LLC; MP Income Fund 14, LLC; MPF Flagship Fund 12,
    LLC; Sutter Opportunity Fund 4, LLC; MPF ePlanning Opportunity Fund, LP; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A,
   LLC; MPF Acquisition Co. 3, LLC; MP Value Fund 7, LLC; MacKenzie Patterson Special Fund 5, LLC; MPF Special Fund 8, LLC; MPF Blue Ridge Fund I, LLC; MPF
Blue Ridge Fund II, LLC; MPF DeWaay Premier Fund 3, LLC; MPF DeWaay Premier Fund 4, LLC; MPF DeWaay Fund 3, LLC; MPF DeWaay Fund 5, LLC; MPF Income Fund 22, LLC;
                            MPF Income Fund 23, LLC
                                    (Bidders)

                 BENEFICIAL ASSIGNMENT CERTIFICATES REPRESENTING
                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                  Copy to:
Christine Simpson                                 Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                    MacKenzie Patterson Fuller, LP
1640 School Street                                1640 School Street
Moraga, California  94556                         Moraga, California  94556
(925) 631-9100 ext.224                            (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                            Amount of
         Valuation*                                             Filing Fee

         $9,777,038                                             $300.16

 * For purposes of calculating the filing fee only. Assumes the purchase of 782,163 BACs at a purchase price equal to $12.50 per BAC in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  $300.16
         Form or Registration Number:  SC TO-T
         Filing Party: MacKenzie Patterson Fuller, LP
         Date Filed: April 3, 2007

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of April 3, 2007 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2007, LLC; Moraga Gold, LLC; Steven Gold; MPF Badger Acquisition Co., LLC; MPF Senior Note Program I, LP; MPF DeWaay Fund 4, LLC; MP Income Fund 11, LP; MP Income Fund 12, LLC; MP Income Fund 14, LLC; MPF Flagship Fund 12, LLC; Sutter Opportunity Fund 4, LLC; MPF ePlanning Opportunity Fund, LP; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF Acquisition Co. 3, LLC; MP Value Fund 7, LLC; MacKenzie Patterson Special Fund 5, LLC; MPF Special Fund 8, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MPF DeWaay Premier Fund 3, LLC; MPF DeWaay Premier Fund 4, LLC; MPF DeWaay Fund 3, LLC; MPF DeWaay Fund 5, LLC; MPF Income Fund 22, LLC; MPF Income Fund 23, LLC (collectively the "Purchasers") to purchase all beneficial assignment certificates representing limited partnership interests (the "BACs") in CRI Hotel Income Partners, LP (the "Partnership"), the subject company, not already held by purchasers and their affiliates at a purchase price equal to $12.50 per BAC, less the amount of any distributions declared or made with respect to the BACs between April 3, 2007 (the "Offer Date") and May 4, 2007 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 3, 2007 (the "Offer to Purchase") and the related Letter of Transmittal.

The Purchasers are extending the Offer until May 25, 2007 and amending the offer such that the distribution declared, payable April 16, 2007, will NOT decrease the Offer Price. Thus the Purchase Price will be $12.50 per BAC, less the amount of any distributions declared or made with respect to the BACs between May 4, 2007 (the "Offer Date") and May 25, 2007 or such other date to which this Offer may be extended (the "Expiration Date").


Item 12. Exhibits.

(a)(1) Offer to Purchase dated April 3, 2007*

(a)(2) Letter of Transmittal*

(a)(3) Form of Letter to BAC holders dated April 3, 2007*

(a)(4) Form of letter to BAC holders dated May 7, 2007

(a)(5) Form of Press Release

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on April 3, 2007



                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 7, 2007

MPF-NY 2007, LLC; Moraga Gold, LLC; MPF Badger Acquisition Co., LLC; MPF Senior Note Program I, LP; MPF DeWaay Fund 4, LLC; MP Income Fund 11, LP; MP Income Fund 12, LLC; MP Income Fund 14, LLC; MPF Flagship Fund 12, LLC; Sutter Opportunity Fund 4, LLC; MPF ePlanning Opportunity Fund, LP; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF Acquisition Co. 3, LLC; MP Value Fund 7, LLC; MacKenzie Patterson Special Fund 5, LLC; MPF Special Fund 8, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MPF DeWaay Premier Fund 3, LLC; MPF DeWaay Premier Fund 4, LLC; MPF DeWaay Fund 3, LLC; MPF DeWaay Fund 5, LLC; MPF Income Fund 22, LLC; MPF Income Fund 23, LLC

By:      /s/ Chip Patterson
         -------------------------------
         Chip Patterson, Senior Vice President of Manager or
         General Partner of each filing person

STEVEN GOLD
/s/ Steven Gold

                                  EXHIBIT INDEX


Exhibit    Description

(a)(1)     Offer to Purchase dated April 3, 2007*

(a)(2)     Letter of Transmittal*

(a)(3)     Form of Letter to BAC holders dated April 3, 2007*

(a)(4)     Form of letter to BAC holders dated May 7, 2007

(a)(5)     Form of Press Release

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on April 3, 2007